Exhibit 99.1

QYOU Media To Acquire Mobile Gaming Enterprise Maxamtech Digital Ventures

India Based Company Has Operated Games, Gaming Platforms and Interactive Content for Major Partners Including Vodafone, Glance and Others

Q India and Maxamtech to Launch Branded Gaming Portal in 2023 Promoted Across All Q India Channels

TORONTO and MUMBAI, India, Oct. 20, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) announced today that it has executed a binding term sheet to acquire a majority ownership stake in Maxamtech Digital Ventures, a six year old India based venture creating technology and games for the mobile gaming industry. Maxamtech currently operates, via its proprietary platform Gaming 360, a variety of gaming destinations for companies including Vodafone and Glance. The acquisition continues the recent push by QYOU Media and The Q India to ramp up its portfolio of direct-to-consumer products as it moves into 2023. This includes recent announcements surrounding the launch of the QPLAY app and a subsequent co-marketing agreement for QPLAY running during the current T20 World Cup Cricket competition.

The mobile gaming business in India has experienced an unprecedented rise in recent years. KPMG has reported that there are 420 million online gamers in India, making it second only to China. This trajectory is being driven by the growing younger population that finds itself with more disposable income combined with a rapid rise in the use of smartphones. Revenue in the mobile gaming business is expected to reach over $5 billion USD in 2025, largely fueled by discovery and adoption of casual and free to play games, a specialty of Maxamtech's Gaming 360 platform.

Maxamtech Digital Ventures (https://www.maxamventures.com), located in Pune India, was founded in 2017 by Xerxes Mullen and Sundeep Thusu, both veterans of the India gaming industry. Their respective list of clients and partners over the years have included Disney India, Sony, Viacom 18, Zee5, Ooredoo, Glance, SpiceJet and many others. Most recently, the company announced a key partnership with Vodafone (Click here) to increase the major telco's efforts in the mobile gaming category. Both Maxamtech founders will continue to serve lead roles in the business overseeing all technology, business development and marketing efforts.

Xerxes Mullen commented on the acquisition, "We have been looking for the right partner to take our business to the next level. Gaming continues to be one of the biggest opportunities in the India media and entertainment segment and we feel completely aligned with the QYOU Media and Q India management teams on how we can really grow our operation in a smart and profitable way. We couldn't be more excited to begin this journey together."

QYOU Media CEO and Co-Founder Curt Marvis, added, "We originally met the Maxamtech founders over a year ago. Right away we knew there could be a powerful combination of their technology and gaming know-how with our ability to reach young audiences on a mass scale that has now surpassed 125 million weekly viewers. As we push forward into 2023 to create greater opportunities to leverage our audience reach with new products for monetization and interactivity, it was a natural fit to bring this into our business more directly."

Pursuant to the Binding Term Sheet, QYOU Media has agreed to initially purchase a stake of the issued and outstanding shares in the Maxamtech business giving it majority control over the enterprise. The closing of the acquisition is subject to closing conditions customary for transactions of this nature and the company expects to have finalized the initial purchase before the end of 2022.

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month. Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and www.chtrbox.com.

Join our shareholder chat group on Telegram: http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Maxamtech Digital Ventures Logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447) Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 20-OCT-22